                                                                     EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

IF YOU ARE IN ANY DOUBT as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.


                               [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
             (Incorporated in Hong Kong with limited liability under
                            the Companies Ordinance)

Executive Directors:                                          Registered Office:
Wang Xiaochu (Chairman)                                               60th Floor
Li Zhenqun                                                            The Center
Ding Donghua                                             99 Queen's Road Central
Li Gang                                                                  Central
Xu Long                                                                Hong Kong
He Ning
Liu Ping
Yuan Jianguo
Wei Yiping

Independent non-executive Directors:
Arthur Li Kwok Cheung
Chris Gent
Lo Ka Shui

                                                                   25 April 2001
To the shareholder

Dear Sir or Madam,

This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") in connection with the proposed Ordinary Resolution set out in item 4 of the Notice of Annual General Meeting ("AGM Notice") dated 9 April 2001 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes the Memorandum required under section 49BA of the Companies Ordinance. Reference in this document to "Shares" means share(s) of all classes in the capital of China Mobile (Hong Kong) Limited (the "Company").
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EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out as item 4 of the AGM Notice (the "Repurchase Mandate") is passed would be beneficial to the Company.

It is proposed that up to 10 per cent. of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 19 April 2001, the latest practicable date for determining such figures, 18,605,348,241 Shares were issued and outstanding. On the basis of such figures, the Directors would be authorised to repurchase up to 1,860,534,824 Shares during the period up to the date of the next annual general meeting in 2002, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.


REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.


FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts dated 9 April 2001) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.


DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have any undertaken not to do so, if the Repurchase Mandate is exercised.

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DIRECTOR'S UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.


SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).


TAKEOVER CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 19 April 2001 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited, was recorded in the registers required to be kept by the Company under section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 14,062,602,396 Shares, representing approximately 75.6 per cent. of the issued and outstanding share capital of the Company as at that date.


MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were:


                                          TRADED MARKET PRICE
                                                      HIGHEST        LOWEST
                                                          HK$           HK$
                                          -------------------        ------
2000
April                                                   70.75         50.75
May                                                     63.00         47.20
June                                                    73.75         57.00
July                                                    76.25         62.00
August                                                  68.00         58.00
September                                               63.50         46.80
October                                                 59.50         48.00
November                                                54.00         39.60
December                                                48.50         40.90


2001
January                                                 51.00         40.50

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
                                          TRADED MARKET PRICE
                                                      HIGHEST        LOWEST
                                                          HK$           HK$
                                          -------------------        ------
February                                                51.00         41.60
March                                                   42.30         32.80


EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 6 of the AGM Notice will also be proposed at the Annual General Meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.



                                                     Yours faithfully
                                                       WANG XIAOCHU
                                            Chairman and Chief Executive Officer